SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Cepton, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

15673X 200
(CUSIP Number)

March 21, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15673X 200	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Westerly Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 877,873
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 877,873
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.54%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 15673X 200	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer

Cepton, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

399 West Trimble Road, San Jose, CA, 95131

Item 2(a).	Name of Person Filing:

Westerly Capital Management, LLC

Item 2(b).	The address of the principal place of the Filer:

Westerly Capital Management, LLC
201 Mission Street,
Suite 580

San Francisco, CA 94105

Item 2(c).	Citizenship:

For citizenship of the Filer, see Item 4 of the cover sheet.

Item 2(d).	Title of Class Securties

Common stock, par value $0.00001 per share ("Common Stock")

Item 2(e).	CUSIP Number:

15673X 200

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership

Information with respect to the Reporting Person's ownership of the Common Stock as of March 25,2024, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 15,846,935 shares of Common Stock outstanding as of November 13, 2023, as reported in the Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 13, 2023.

Item 5.Ownership of Five Percent or Less of a Class

N/A

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 15673X 200	13G	Page 4 of 5 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 26, 2024

Westerly Capital Management LLC

By: /s/ Christopher J. Galvin
Name: Christopher J. Galvin
Title: Managing Member